Exhibit 4.2

AMENDED AND RESTATED
INDEPENDENT CONTRACTOR AGREEMENT

THIS AGREEMENT is made as of January 1, 2018,

BETWEEN:

EMERALD HEALTH THERAPEUTICS, INC., a corporation incorporated under the laws of the Province of British Columbia

(the “Company”)

AND

EMERALD HEALTH SCIENCES INC., a corporation incorporated under the laws of the Province of British Columbia

(the “Contractor”)

WHEREAS:

A. The parties entered into an independent contractor agreement dated May 1, 2015, which was subsequently amended on September 12, 2017 and October 5, 2017 (the “Current Agreement”).

B. The parties hereto wish to amend and restate the Current Agreement in its entirety as set out herein.

IN CONSIDERATION of the covenants, representations and agreements contained herein, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties agree as follows:

1.	Scope of Engagement

1.1	Position. The Company engages the Contractor as an independent contractor of the Company and the Contractor hereby agrees to such engagement.

1.2

Services. The Company engages the Contractor to fulfill services (the “Services” ) to the Company and the Subsidiary as requested by the Board of the Company, either orally or in writing. The Contractor will provide the Services through its employees, consultants, officers and directors (the “Providers”).

1.3	Reporting Responsibility. The Contractor will report to the Board of the Company.

1.4	Not Employment. The parties acknowledge and agree that the relationships created by the operation of this Agreement are not employment relationships.

2.	Payment for Services

2.1

Payment. In consideration for the provision of the Services, the Company will pay the Contractor $350,000 per month (the “Management Fee” ), or such other amount as is agreed to by the CEO of the Company and the CEO of the Contractor (in writing or by email) commencing on the Effective Date. It is acknowledged that the payment of the Management Fee under this Agreement is not based upon the amount of time or number of personnel required to provide the Services. The payments are based upon the Contractor’s achievement of objectives that add significant value to the shareholders of the Company, as set out in Schedule “A” attached. If the Company does not have sufficient funds on hand to make such payment, then the amount owing will accrue interest at 12% per annum, calculated semi-annually, not in advance.

2.2

Reimbursement of Expenses. The Company will reimburse the Contractor and the Providers for all reasonable expenses incurred in the performance of its, his or her Services, provided that the Contractor or Provider provides a written expense account in a form satisfactory to the CFO of the Company, acting reasonably (or, if the CFO is not available, to the CEO).

2.3

Deductions and Remittances. The Company shall not be obliged to deduct or retain from the payments made to the Contractor, nor shall it be obliged to remit same to the required governmental authority, any amounts that may be required by law or regulation to be deducted, retained and remitted including, without limitation, Federal and Provincial Income Tax, HST, Workers’ Compensation and Canada Pension Plan deductions and remittances. All such remittances and other payments are entirely the responsibility of the Contractor and the Contractor hereby indemnifies and saves the Company and its Board members harmless from any liability of any kind whatsoever that they may incur as a result of the Contractor’s failure to make such remittances or payments.

3.	Term and Termination

3.1

Term. The Contractor’s engagement is for a term of five years from the date hereof, and will be automatically renewed on its anniversary each year thereafter unless one party provides notice of termination at least 90 days in advance of such anniversary.

4.	Independent Legal Advice

4.1

Independent Legal Advice. Each party to the Agreement acknowledges and agrees that the other party has given it the opportunity to seek and obtain independent legal advice, and has recommended that it seek and obtain independent legal advice, with respect to the subject matter of this Agreement and for the purpose of ensuring its rights and interests are protected. Each party to the Agreement represents to the other that it has sought independent legal advice or consciously chosen not to do so with full knowledge of the risks associated with not obtaining such independent legal advice.

5.	General

5.1	Time. Time shall be of the essence in this Agreement.

5.2

Assignment. This Agreement is not assignable by any party to the Agreement without the prior written consent of the other parties. This Agreement will enure to the benefit of and be binding on the parties and their respective heirs, executors, administrators, successors and permitted assigns.

5.3	Currency. Unless otherwise specified herein, all references to currency are to Canadian dollars.

5.4

No Partnership or Agency. Nothing herein will or will be deemed to create any partnership or joint venture among the parties or to give any party any right or authority to act as the agent of or to pledge the credit of any other party.

5.5

Governing Law and Attornment. This Agreement will be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable in British Columbia, and the parties irrevocably submit to and accept generally and unconditionally the exclusive jurisdiction of the courts and appellate courts of British Columbia in that regard.

5.6	Entire Agreement. This Agreement represents the entire agreement between the parties in respect to the subject matter of this Agreement.

5.7

Notice. Any notice, direction, request or other communication required or contemplated by any provision of this Agreement will be given in writing and will be given by delivering or emailing same to the parties to the contact points they provide to each other from time to time.

IN WITNESS WHEREOF the parties have executed this agreement effective as of the date first above written.

EMERALD HEALTH SCIENCES INC.

By:	“Jim Heppell”
Authorized Signatory

EMERALD HEALTH THERAPEUTICS, INC.

By:	“Chris Wagner”
Authorized Signatory

Exhibit
Independent Contractor Agreement
Emerald Health Therapeutics, Inc.

emerald
HEALTH SCIENCES

EHS Management Fees Breakdown			
Role	**Function**	**Estimated Cost**	**Description and Background**
Corporate Admin & Strategy	Assistance in leading business set-up, devising corporate strategy for current and future business opportunities	$ 45,000.00	EHS leaders and staff continue drive overall corporate strategy and assist EHT through weekly and ad-hoc meetings with EHT management. In addition, EHS is involved in the oversight and management of NV, PSF, Cannachain, EHN, EHB and other new ventures.*
Facility Management and Construction	Leading the construction and development of EHT facilities	$ 25,000.00	Key EHS employees provide strategic management of the Delta and Richmond facilities for production, government (municipal and provincial) and regulatory initiatives.
Corporate Finance & Advisory	EHS management is leading execution and negotiation of financings	$ 100,000.00	EHS is focused on raising capital and capitalizing EHT.
Business Development	EHS is leading the business development functions for EHT, and is consistently engaged with several companies to evaluate possible acquisitions, licenses, and partnerships.	$ 100,000.00	EHS will continue to lead and assist in BD. Examples include negotiating JV with Village Farms, Acquisition of NVL, Partnership with Cannachain, Namaste, etc. EHS continues to evaluate a number of opportunities that are focused on increasing value of EHT with a focus on product development and commercial success.*
Human Resources	Recruitment of key positions; Building a culture for our EH family	$ 5,000.00	EHS has been involved in recruitment of key hires and is building the most integrated Cannabis sciences porfolio that has the benefits of cross polination and expertise from industry leaders from different experience. One of the key objectives is being able to scale the culture and building a high performing team and a center of excellence.
Scientific and Technical Advise	Providing key scientific and technical advise related to cultivation, extraction and processing, analytics, drug discovery and clinical development.	$ 25,000.00	EHS has engaged many of the top cannabis scientific and technical advisors in the world through advisory, consulting and collaboration agreements. Guidance from EHS experts has, and will continue to provide key advice for the EHT business.
Intellectual Property	Development of Intellectual Property for EHT that is fully assigned to EHT	$ 50,000.00	EHS is involved in the development of concepts for several patents EHT is filing. EHS has also helped to identify IP available for licenseing by EHT that is complementary to the product strategy. EHS developed EHT's logo and trademarks.
Total Fees		**$ 350,000.00**	
Other			
Corporate Communications, Investor Relations and Public Relations	EHS is leading the majority of external communications for EHT, which ensures consistent messaging among all Emerald entities	N/A	EHS is involved in managing IR/PR efforts for EHT. EHS VP of Corporate Communications & Finance, Bernie Hertel, focused on leading broad corporate communications strategy including investor interest, investor marketing and PR/ media opportunities for the company.
IT, Controls and Administration	Providing high level IT and administration support to ensure consistency across all Emerald entities	N/A	EHS has incorporated a broad set of internal controls, IT admin program that encompasses the breadth of Emerald companies. This is important to ensure that the companies function similarly by using the same systems and IT technology as well as meet the requirements for public company reporting and governance.

Emerald Health Sciences Strategy & Philosophy*	
Corporate Need Identification	EHS identifies promising business development opportunities in with other companies, research institutions and other unique business interests. We then craft 'win-win' arrangements to acquire or integrate those opportunities, and initiate clinical and nonclinical studies or required development for value inflection at record pace.
Emerald Health Launch	EHS launches new subsidiaries to develop integrated business value in a specific area in the field of Cannabis sciences (including therapeutic areas). EHS then forms a new company, hires an experienced leadership team, to execute on clinical and commercial plans for in-licensed drugs. While each EHS company has its own focus and independent leadership, all share a common culture and mission-oriented approach to drug development and building an integrated cannabis sciences
Acceleration	EHS powers critical functions at each Emerald Health company to ensure rapid development. EHS offers strategic guidance, regulatory guidance, manufacturing assistance, digital innovation strategies, nonclinical and clinical and other functions as needed. Each Emerald Health company receives the resources of a large-scale organization, while still remaining nimble and entrepreneurial.
Commercial Scale	EHS helps each family company as they bring products to market. EHS works together to find creative new methods of commercialization that maximize access for patients and consumers and offer value to the entire healthcare and adult-goods